November 1, 2013

Via EDGAR

Scott Anderegg

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Anderegg:

Re: Cosmo Ventures Inc.

Registration Statement on Form S-1

Filed May 28, 2013

File No. 333-188873

I am President and C.E.O. of the Company and am writing this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General

1. We note your reference on page 5 to Rule 419 of Regulation C and your belief that you are not a blank check company. Rule 419 defines a blank check company in section (a)(2) as a company issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In view of the following, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company:

you have not identified suppliers or consultants who will facilitate the sale of products or operation of your business;

you have not established a web-site;

you issue penny stock, as defined by Exchange Act Rule 3a51-1;

you have no operations, minimal assets, and no employees;

you have not generated any revenues to date; and

you will be unable to implement your business plan without substantial additional funding and there appears to be no efforts or current plans for obtaining this funding other than this offering.

In discussing the definition of a blank check company in the adopting release, the Commission stated that it would “scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419.” Please see Release No. 33-6932. Please provide a detailed analysis addressing each of the issues described above in explaining why Rule 419 of Regulation C does not apply to you. Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

Answer: We do not believe that we qualify as a blank check company. We have a detailed business plan and have recently secured the cosmobargains.com domain name. We will commence the development of our website and mobile platform once we secure additional funding to pay the anticipated costs.

2. It appears from your disclosure that you may be a shell company pursuant to Rule 405 under the Securities Act. In this regard, we note your disclosure on page 5 that you “are currently a development stage company” and you “have recorded no revenue.” It also appears that you have nominal assets. Please revise to disclose your status as a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Alternatively, explain to us why this is not necessary.

Answer: We have added in a disclosure that states we are a shell company.

Registration Statement Cover Page, page 1

3. We note that you have disclosed 5130 as your primary standard industrial classification code number. However, it appears based on your disclosures that you intend to be a retailer and not a wholesaler. Please revise to disclose the appropriate code based on your intended business, which appears to be 5961, or advise.

Answer: The disclosure has been revised.

4. Please provide the telephone number for your agent for service as required by Form S-1.

Answer: Our telephone number has been added to the cover page.

Prospectus Cover Page, page 2

5. In consideration of that fact that your offering will be self-underwritten and there is no minimum amount of shares that must be sold and there are no arrangements to place the funds in an escrow, trust, or similar account, please further explain the effect of this decision on investors. Please see Item 501(b)(8)(iii) of Regulation S-K.

Answer: The Company will retain all proceeds from the sale and shareholders will not be entitled to a refund and will risk losing their entire investment. All funds received by the Company will be placed directly in to the corporate bank account and will be applied towards the development of the business.

6. Please revise to leave the date of the prospectus at the bottom of the cover page undated as that date should be the date of the effectiveness of the registration statement.

Answer: The disclosure has been revised.

Prospectus Summary, page 4

7. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

Disclose that you are an emerging growth company;

Describe how and when a company may lose emerging growth company status;

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

State your election under Section 107(b) of the JOBS Act:

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Answer: We have added in a disclosure on page 4 and a risk factor to note that we are an emerging growth company, as defined in the Jumpstart Our Business Startups Act.

8. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Answer: There have been no written communications issued by the Company to potential investors. The Company will not be participating or will participate with any broker or dealers for this offering.

9. We note your disclosure in the third paragraph on page 5 that your independent registered public accountants have issued a going concern opinion. Please provide an estimate as to the amount of capital you will need to continue as a going concern over the next 12 months. Please also discuss this estimate in your Risk Factors and Management's Discussion and Analysis sections.

Answer: The following disclosure has been added to our Prospectus Summary; We will need to raise a minimum of $20,000 over the next twelve months to meet our operating expenses and continue as a going concern.

The following disclosure has been added to our Risk Factors; We will need to raise a minimum of $20,000 over the next twelve months through public or private debt or sale of equity to begin executing our business plan. If we do not commence our operations, secure financing, and related activities or if we do not secure funding to implement our business plan, we estimate current available financial resources will sustain our operations only through the next few months, and then only if continued funding by the management of the company. We may also seek additional funding from friends, family, and business acquaintances in order to continue our operations. As with any form of financing, there are uncertainties concerning the availability of such funds on terms acceptable to us, as we have not received any firm commitments or indications of interest from our friends, family members, or business acquaintances regarding potential investments in our Company. Such financing may not be available as needed.  Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences or other terms.  If we are unable to obtain this financing on reasonable terms, we would be unable to hire the additional employees needed to execute our business plan and we would be forced to delay or scale back our business.

The following disclosure has been added to Management's Discussion and Analysis section: If we do not raise a minimum of $20,000 we may not be able to successfully carry out our plan of operations and any investor may lose their entire investment. As such, we may not be able to meet the objectives we state in this prospectus, or eliminate the “going concern” modification in the reports of our auditors as to uncertainty with respect to our ability to continue as a going concern.

10. Please reconcile your reference to “5% or less” in the second sentence of “Use of Proceeds” on page 6 with your disclosure on the prospectus cover page indicating that you will not receive any net proceeds after offering expenses if 20% of the shares are sold.

Answer: This disclosure has been revised.

Risk Factors, page 7

Risks Related to the Offering, page 7

As there is no minimum for our Offering, if only a few persons…, page 7

11. Please revise this subcaption for greater specificity as to the anticipated minimum number of shares you need to sell in order for you to commence your business plan. Please also revise the second sentence of this risk factor consistent with the immediately preceding comment. In addition, we note that the last two sentences of this risk factor refer to risks that could apply to any offering. Please revise to tailor to your offering or advise. Please see Item 503(c) of Regulation S-K.

Answer: We have revised this risk factor to include the minimum number of shares needed to be sold in order for us to commence operations, and we have removed the last two sentences.

We may not be able to further implement our business strategy…, page 7

12. Please clarify your contingency plan for obtaining additional funds. We note your disclosure in this section that you “may seek to sell additional equity or debt securities or obtain a credit facility.” We note that on page 14 you disclose that you will “seek such funds from friends, family, and business acquaintances.”

Answer: We have clarified our sources of funding in both of the above mentioned sections.

Risks Related to Our Business, page 9

13. We note that you plan to market your products in North America but obtain your products in India. If applicable, please include a risk factor that describes the impact of foreign currency exchange fluctuations will have your business. To the extent material, please also describe in your business section any Indian governmental regulations or restrictions that will impact your business consistent with Item 101(h)(4)(ix) of Regulation S-K and, if appropriate, include risk factor disclosure describing the risks to your business resulting from such regulations or restrictions.

Answer: We have included a risk factor and additional government regulations in our business section.

14. It appears that you will have a non-U.S. resident officer and director. If applicable, in an appropriately captioned subsection of the business section, or in the risk factor section, please disclose an investor's ability:

to effect service of process within the United States against any of your non-U.S. resident officers or directors;

to enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws against any of the above referenced foreign persons in the United States;

to enforce in an Indian court U.S. court judgments based on the civil liability provisions of the U.S. federal securities laws against the above foreign persons; and

to bring an original action in an Indian court to enforce liabilities based upon the U.S. federal securities laws against the above foreign persons.

Answer: We have added in the following risk factor: Because all of our assets and our officers and directors are located outside the United States of America, it may be difficult for an investor to enforce within the United States any judgments obtained against us or any of our officers and directors.

All of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for an investor to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada and other jurisdictions would recognize or enforce judgments of United States courts obtained against us or our director and officer predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada or other jurisdictions against us or our director and officer predicated upon the securities laws of the United States or any state thereof.

It may not be possible for investors to effect service of process outside India upon our directors named in the report that are residents of India or to enforce judgments obtained against us or these persons in foreign courts predicated upon the liability provisions of foreign countries, including the civil liability provisions of the federal securities laws of the United States. Moreover, it is unlikely that a court in India would award damages on the same basis as a foreign court if an action were brought in India or that an Indian court would enforce foreign judgments if it viewed the amount of damages as excessive or inconsistent with Indian practice.

Presently, the Company’s president has other outside business activities…, page 9

15. The subcaption states that Mr. Ram “has other outside business activities” while the body of this risk factor states that Mr. Ram “has no other outside business activities.” Please revise this risk factor for clarity. Please also expand the explanation of the risk that Mr. Ram’s commitments will delay the implementation of your business plan.

Answer: This risk factor has been revised.

We have a rapidly evolving business model and …, page 9

16. Please revise to delete or combine duplicative risk factors. In this regard, please see the last risk factor on page 9 and the first risk factor on page 10, which appear to address the same risk.

Answer: The last risk factor on page 10 has been deleted.

Our business is highly competitive. Competition presents an ongoing…, page 10

17. Please explain the basis for your belief that the “market for selling overstocked items in an online marketplace is a relatively new, yet growing industry.”

Answer: We believe that with the larger online retailers expanding or restructuring their business to appeal to a larger market would prove that there is still potential growth within the industry. Overstock Inc. was established in 1999 and then rebranded in 2011 to increase their international online market awareness after purchasing smaller competitors. Amazon and Ebay are currently expanding their international presence by continuing to launch new websites in foreign countries.

We cannot assure you that we will be able to manage the growth…, page 10

18. Please disclose the basis for your belief that you “plan to experience rapid growth in demand for our services once” you “are able to launch” your “proposed platform” and your belief that your “number of employees and number of consumers” will “increase” once you “launch” your website. In doing so, please also explain the extent to which, if any, your proposed platform will be launched before you have an operating website. Please also disclose whether you have established relationships with any suppliers in consideration of your disclosed expectation of rapid growth.

Answer: This disclosure has been removed from the filing. We plan to have our platform launched and website operational in 10-12 months following the effectiveness of this Offering. We have not yet made any formal relationships with potential suppliers.

Use of Proceeds, page 14

19. We note the table setting forth varying levels of success of the offering. Please include language clarifying that the offering is being conducted on a “best-efforts” basis, the offering scenarios presented are for illustrative purposes only and the actual amount of proceeds, if any, may differ.

Answer: We have revised the paragraph to include the suggested language clarifying our offering.

Procedure for Subscribing, page 16

20. We note that you will require that investors execute a subscription agreement. Please file the agreement as an exhibit. In this regard, we note the subscription agreement filed with your registration statement is for a private placement.

Answer: We have filed the correct subscription agreement as our Exhibit 4.1

Dilution, page 17

21. We note the number of shares and price of common stock to be registered as presented within the calculation of the registration fee on the cover page as well as within the preliminary prospectus on page 2 of 10,000,000 shares at $0.005 per share is inconsistent with the 5,000,000 shares at $0.001 per share as stated within the introductory paragraph of the dilution table on page 17. Please explain or revise.

Answer: We have revised this inconsistency.

22. We note your disclosure of the consideration expected to be received and related ownership composition for existing and prospective shareholders assuming the full amount of shares offered are purchased. Given this is not a firm commitment underwriting, please also include subscription scenarios consistent with your offering levels disclosed elsewhere in the document in your illustration of dilution, such as the 20%, 50%, 75% and 100% levels presented within Use of Proceeds on page 14. Please also include a scenario where no shares are sold. As there is a significant difference between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons of common equity, please revise to disclose the following requirements of Item 506 of Regulation S-K:

The net tangible book value per share before and after the distribution;

The amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered; and

The amount of the immediate dilution from the public offering price which will be absorbed by such purchasers.

Answer: We have disclosed a consideration table that includes a scenario where no shares are sold as well as net tangible book value.

Description of Property, page 17

23. Please explain the anticipated additional property that will be needed, if any, when you hire the full-time sales representative and/or the web developer. Please see Item 102 of Regulation S-K.

Answer: Once we secure additional funding through the sale of common stock we will rent a small office space in a location convenient to our business needs and suppliers. We have not secured an office location and will be contracting out to our web developer, and sales representative as their primary focus is field work. We will try to work within our budget to execute our business plan with our primary focus on web/mobile development before we secure a physical office location.

Possible cities we will seek to rent in may include; Mumbai, Delhi, Kolkata, Nagpur, and Bangalore. The cities listed above tend to be India’s more popular business and industrial areas that are familiar with import and export.

Description of Business, page 19

24. We note that your business description provides a detailed disclosure of your marketing plans. However, it does not discuss the specific mechanics of your proposed business and how you plan to generate revenues. Please revise to discuss the actual operations of your business, focusing on the particular means by which you generate revenues and incur expenses. For example, we note the disclosure in the first paragraph on page 19 and in Note 1 to your financial statements that you intend to procure merchandise purchased from the surplus inventories of manufacturers and retailers throughout India and then offer them to the public at discounted prices. To the extent that you plan to purchase and store products before you list them on your website or mobile platform and distribute them to customers as your current disclosure suggests, please tell us why your plan of operation does not reflect costs associated with inventory and the related storage and subsequent distribution of this inventory. Please disclose whether you plan to store inventory in the U.S or India. Please also revise to either name your principal suppliers or disclose that you do not yet have any relationship with any supplier. Also, provide a discussion of specific advantages in terms of cost and profitability of your business plan.

Answer: We have added in the following disclosure:

We do not intend to carry a surplus inventory nor does our business require a storage facility. We intended to offer the public access to a variety of retailers and manufacturer products under one website. Our customers will purchase products that will be shipped directly from our future partnered suppliers, shipping cost will be an additional charge passed on to the consumer. Majority of our expenses will be incurred on marketing, employees, web and mobile development and maintenance. Our intention is to generate revenue from our future suppliers as we will offer them our marketing services to clear their overstock or retail items. We intend to charge our suppliers a fee based on the advertising package they choose, which will allow them to advertise a certain number or products per month on our website. We intend to establish a negotiated base rate on each item with our clients, once we list the items they will be sold at a price Cosmo has formulated and Cosmo is entitled to the additional profits, if any, on the items sold.

Our products will be sold in US dollar (USD) and our suppliers will be paid in Indian rupee’s (INR). Currency conversion will be a risk in which we may all lose our profits, as the market is unpredictable and fluctuates on a daily basis. Generally speaking the US dollar is more profitable than the Indian rupee and we hope to capitalize more on our profits with the exchange rate by using forward contracts with our future suppliers. A forward contract will allow us to agree on an exchange rate which is fixed at the time the contract is entered in to, and buy or sell currency at an agreed future date. Our vendors may not agree to these terms and we may lose additional money in foreign exchange fluctuations that will adversely affect our business. We have not yet established any relationships with suppliers for our business.

Opportunity, page 19

25. Please further describe your anticipated market as required by Item 101(h)(4)(i) of Regulation S-K.

Answer: The following disclosure has been added; We believe internet retailing is becoming increasingly popular amongst young and middle aged consumers. Internet shopping is convenient, time saving, and allows customers to easily compare prices online. Demand for online retailers is driven by consumer’s personal income. Profitability of individual companies depends on effective marketing to build a customer base. Our goal is to attract the young and middle aged with a highly disposable income. We want our customers to be primarily amongst the low and middle class, but not limited to, who are in search of everyday bargains.

26. Since it appears your business is dependent on an operational website or mobile platform, please disclose the current status of the development of your website and your mobile platform. We note your disclosure of the name, “cosmobargains.com,” on page 19, and numerous references to the website platform in the implementation of your business plan.

Answer: We have recently secured the cosmobargains.com domain name. We will commence the development of our website and mobile platform once we secure additional funding to pay the anticipated costs. We currently have no online development or platform and estimate to have our business operational in 10-12 months following the effectiveness of this Offering.

Products and Services, page 20

27. Please clarify the meaning of the statement “Initially, our planned products will be our desktop website.”

Answer: This disclosure has been revised to reflect our intended business service.

Plan of Operations, page 21

28. Throughout this section you refer to offering services to your customers. In this regard, we note your disclosure in the fifth paragraph that you intend to hire “a full-time sales representative to begin selling [y]our services to businesses within your local area” as well as your disclosure in the ninth paragraph that “[w]hen [you] are ready to offer [y]our services to the public, [you] intend to launch a marketing campaign to promote [y]our services to potential users….” Please revise to disclose the services you intend to sell as this disclosure appears to be inconsistent with your disclosure elsewhere in the registration statement indicating that you intend to sell overstock products. Please revise your disclosure throughout your registration statement consistent with this comment.

Answer: Our intended business service is our website that will list a variety of products for sale by our future suppliers. The potential suppliers will not be advertised on our website, our customers will be purchasing directly through our Company, yet the products will be shipped from the original manufacturer or retailer. Our sales representative will be in charge of helping develop our business by contacting suppliers and creating business relationships.

Marketing Strategy; Competition, page 22

29. We note your reference to Google, Inc. research that supports your statement that “74% of smartphone users have made a purchase as a result of using a smartphone.” Please provide us with a copy of this document, article or report, appropriately marked to highlight the section that supports your statement.

Answer: The reference has been removed.

30. Please disclose how you intend to attract retailers.

Answer: The following disclosure has been added; we intend to market our business online with emails, door to door sales visits, and cold calling to build relationships and attract retailers. We intend to offer our first 100 clients unlimited online advertising as a sign up incentive. Our sales representatives will bear the responsibility of field recruitment which we anticipate to bring in the bulk of our suppliers.

31. Please further discuss how you intend to attract your target customers of “those within North America who do not already purchase products online.”

Answer: The following disclosure has been added; to obtain first time users we plan to mail out flyers, run banner advertisements, and send out mass emails to direct web traffic to our web or mobile site. Our marketing efforts need to be consistent to drive a high volume of viewers to our webpage. We anticipate our conversion of first time browsers to purchasers will be 1 in every 75 viewers based on our products and prices. Our focus must remain on featured deals of the week and gorilla marketing to establish brand awareness.

32. Please revise your filing to discuss in sufficient detail your expected competition and your basis for such expectation. We note your statement that you believe competition in the mobile website market is small at this point; however, we also note your disclosure that the “industry has minimal and low cost barriers to entry and therefore it is a very competitive market.” Please also reconcile the two sets of specifically named retailers with whom you will compete (in paragraphs one and five under the heading “Competition”) for clarification.

Answer: The following disclosure has been revised.

Employees and Consultants, page 23

33. Please expand your discussion of Mr. Ram’s time commitment to the company.

Answer: The following disclosure has been revised.

Management’s Discussion and Analysis, page 24

34. We note your disclosure on page 4 that Cosmo Ventures Inc. was incorporated on February 3, 2013. As such, we have the following comments:

You disclose an analysis of your results of operations and liquidity and capital resources for both the three months ended March 31, 2013 as well as from February 3, 2013 (date of inception) to March 31, 2013. Please revise or tell us why you have included an analysis of the three months ended March 31, 2013 given your disclosed incorporation date of February 3, 2013.

Please tell us why you have included a column for the year ended March 31, 2013 within both your statements of operations on page 32 and statements of cash flows on page 34 given your disclosed incorporation date of February 3, 2013.

Please ensure that any modifications made to the financial statements included are also adjusted within the index to the financial statements on page 29 and wherever else referenced in the registration statement.

Answer: The reference has been revised and now reflects the three months ended June 30, 2013.

Results of Operation, page 24

35. We note your disclosure that in the second and fifth paragraphs under this heading that “[i]n addition to the above expenses, the Company also incurred $0 of interest expense relating to the $0 note payable from the President and Director of the Company, which is unsecured, due interest at 0% per annum, and due on demand.” To the extent you do not have any notes payable to your President and Director; please revise to delete this disclosure. Alternatively, revise to explain this disclosure.

Answer: The disclosure has been removed.

Liquidity and Capital Resources, page 24

36. We note that you have not yet generated any revenues to date and your auditor has expressed a going concern opinion. Please revise to disclose your plan to raise additional capital, including any anticipated sources of capital and the amount of capital necessary to sustain operations. Please include a discussion of how long you can continue to satisfy your cash requirements before additional funding will be necessary. Please also revise to disclose the consequences should you be unable to raise sufficient funds to pursue your business plan. See Item 303(a) of Regulation S-K.

Answer: This disclosure has been revised.

Directors, Executive Officers, Promoters and Control Persons, page 26

37. Please clarify Mr. Ram’s business experience during the past five years, including the nature of his current work outside of this company. Please see Item 401(e) of Regulation S-K.

Answer: The disclosure has been revised.

Report of Independent Registered Public Accounting Firm, page 30

38. Paragraph 8(a) of Public Company Accounting Oversight Board AU Section 508 requires the inclusion of “[a] title that includes the word independent” as one of the basic elements of the auditor’s standard report. Please request your auditor to include, if true, a title including the word “independent”.

Answer: Our auditor has revised this reference

39. As you disclose on page 4 that Cosmo Ventures Inc. was incorporated on February 3, 2013, please request your auditor to revise or advise why your auditor’s scope included the year ended March 31, 2013 in addition to the period from inception (February 3, 2013) to March 31, 2013 within the first and third paragraphs of the audit report. It does not appear you have been in existence for a fiscal year.

Answer: Our auditor has revised this reference.

40. We note that reference is made within the audit report to Note 5, which we were unable to identify. Please request your auditor to revise this reference.

Answer: Our auditor has revised this reference.

Where You Can Find More Information, page 39

41. We note your statement fulfilling some of the requirements of 101(h)(5) of Regulation S-K. Please add that the “SEC’s Public Reference Room” may be accessed at the address in your filing “on official business days during the hours of 10:00 am to 3:00 pm” and that further information on the operation of the Public Reference Room may be obtained “by calling the Commission at 1-800-SEC-0330.” Please also delete or modify the last sentence in that paragraph in order to clarify that the public need not request from you such materials but may access them publicly.

Answer: We have revised this section to include your requests.

Exhibits, page 39

42. Please provide an opinion of counsel regarding the legality of the registered shares as required by Item 601(b)(5) of Regulation S-K. Please also revise your disclosure under the heading “Legal Matters” on page 28 accordingly.

Answer: We have attached our legal opinion as exhibit 5.1.

Thank you.